UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


AMERICAN PUBLIC EDUCATION, INC
Common Stock
02913V103

Item 1.	a.	American Public Education, Inc.
		b.	111 West Congress Street
			Charles Town, WV 25414

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	02913V103
Item 3.		Investment adviser registered under section 203 of the
			Investment Advisers Act of 1940

Item 4.	a.	1,102,043
		b.	5.96%
		c.	1.	1,102,043
			2.	   0
			3.	1,102,043
			4.	       0
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A